SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 24, 2005

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

 X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

-

Interim Financial Statements as of June 30, 2005.

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TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005 (“MD&A”) (1

(1) Not covered by the Limited Reviewed Report of Independent Public Accountants except for items 5, 6 and 8.

)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated interim financial statements as of June 30, 2005 and 2004, which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in notes 2.b. and g. to the consolidated financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities and Exchange Commission, “CNV”) and the Ente Nacional Regulador del Gas  (National Gas Regulatory Agency in Argentina, “ENARGAS”).

The Company’s consolidated interim financial statements for the six-month periods ended June 30, 2005, 2004, 2003 and 2002 have been subjected to limited reviews performed by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina (“Price”), independent auditors. With respect to the six-month period ended June 30, 2001, the Company’s consolidated interim financial statements have been subjected to limited reviews performed by Pistrelli Díaz y Asociados, Member Firm of Arthur Andersen, independent auditors.

1- Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Executive Branch (“Executive Branch”) issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003.

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2. Results of Operations

The following table presents a summary of the results of operations for the six-month periods ended June 30, 2005 and 2004:

	2005	2004	Variation
	(In millions of pesos)
Net revenues	465.9	479.7	(13.8)
Gas transportation	223.0	214.4	8.6
NGL production and commercialization	213.0	239.5	(26.5)
Other services	29.9	25.8	4.1
Costs of sales	(235.9)	(226.8)	(9.1)
Operating costs	(139.8)	(133.6)	(6.2)
Depreciation and amortization	(96.1)	(93.2)	(2.9)
Gross profit	230.0	252.9	(22.9)
Administrative and selling expenses	(35.7)	(30.8)	(4.9)
Operating income	194.3	222.1	(27.8)
Other expenses, net	(2.0)	(1.4)	(0.6)
Equity in earnings / (losses) of affiliates	0.9	(0.2)	1.1
Net financial expense	(31.6)	(160.2)	128.6
Income tax expense	(4.6)	(12.5)	7.9
Net income	157.0	47.8	109.2

Overview

For the six-month period ended June 30, 2005, the Company has reported a net income of Ps. 157.0 million, in comparison to the Ps. 47.8 million net income recorded in the same period of 2004. This increase in the 2005 net income is basically due to the sharp reduction of the net financial expenses of Ps. 128.6 million principally derived from the revaluation in the Argentine Peso during the first semester of 2005, partially offset by the fall in net revenues, and an increase in the operating costs which caused the reduction in the operating income in Ps. 27.8 million.

Net Revenues

Gas transportation

Gas transportation service is the main business activity of the Company and represented approximately 48% and 45% of total net revenues earned during the six-month periods ended June, 2005 and 2004, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the six-month period ended June 30, 2005 increased by 4% as compared to the same period of 2004. This increase basically arose from higher gas transportation services rendered by Ps. 6.3 million, including a Ps. 2.7 million impact of new firm transportation contracts that came into effect as from May 2004.

Higher firm contracted capacity derives from open biddings conducted by TGS in March 2004. The additional firm contracted capacity is approximately 3.6 millions of cubic meters per day (“MMm3/d”) (127 millions of cubic feet per day -MMcf/d-) and is related to available capacity from the gas pipelines plus additional capacity obtained from enhancement works made on the pipeline system during the first months of 2004. These new contracts became effective as from May 2004. It is estimated that annual revenues from these contracts will be approximately Ps. 9 million (based on current tariffs).

In light of the lack of investments in pipeline expansions over the last years (as a consequence of the tariffs “pesification” and the lack of tariffs adjustments) and due to a rising demand of natural gas from certain segments of the Argentine economy; the Argentine Government -through the Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- has established the framework for the constitution of a Trust Fund which would finance gas transportation system expansions. To that purpose, in June 2004, TGS submitted to the Energy Bureau a project for the expansion of San Martín pipeline transportation capacity for approximately 2.9 MMm3/d (102 MMcf/d).

This project involves the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant, the addition of a new turbocompressor at Cerri and the revamping of some of TGS’s existing compressor units. All of the additional capacity is expected to be on line by the end of August 2005. The estimated total investment required for the expansion project is approximately US$ 351 million, approximately US$ 40 million (including US$ 7 million of Value Added Tax) of which shall be provided by TGS and the remaining should be provided by a Gas Trust constituted by the Argentine Government. TGS’s investment will represent approximately annual revenues for Ps. 23 million, calculated based on the 80% of current tariffs. The Gas Trust will collect the remaining 20%. Additionally, the Gas Trust will collect a specific tariff charge which will be finally paid by industries, power plants and CNG suppliers which gas transportation supply is made under firm contracts. The tariff charge represents a tariff increase of 81.6% of current tariffs, which will be eliminated whenever the investment of the Trust is repaid.

Revenues related to the interruptible transportation service might be affected in the future due to the creation of the Gas Electronic Market in line with the provisions of the Executive Branch Decree No. 180/04 (for further information on this issue and on the current status of tariff renegotiation see Note 7.a. to the consolidated financial statements). Revenues related to this service amounts to Ps. 10.8 million for each of the six-month periods ended June 30, 2005 and 2004.

NGL production and commercialization

As opposed to the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 46% and 50% of TGS’s total net revenues during six-month periods ended June 30, 2005 and 2004, respectively. TGS operates three different kind of NGL-related business: (i) NGL production and commercialization by its own account, where the NGL products obtained at Cerri Complex belong to TGS; (ii) NGL production and commercialization on behalf of third parties, in which TGS processes the natural gas and commercializes the NGL products and, in exchange, collects a percentage commission on the sale price; and (iii) NGL production on behalf of third parties, where the Company processes the natural gas and delivers the NGL products to the gas producers who pay TGS a U.S. dollar-fixed commission per produced ton or a percentage on average sale price. NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its production to NGL marketers and refineries in the local market and part of the production is exported to Petrobras International Finance Company (“Petrobras”), a subsidiary of Petrobras Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. (“Polisur”) at agreed prices.

NGL production and commercialization revenues decreased by Ps. 26.5 million in the six-month period ended June 30, 2005 as compared to the same period in 2004, mainly due to the decrease of Ps. 39.3 million reflecting a decline of 22% in the volumes sold. This variation is due to a lower natural gas offer, which caused a lower NGL extraction. This negative variation was partially offset by a rise of international prices, for an amount of Ps. 12.7 million.

Other services

Other services segment is not subject to regulations by ENARGAS.

The Company renders services called “midstream”, that mainly consist in gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants.

Other services revenues - including telecommunication services rendered by the controlled company Telcosur S.A.- increased by Ps. 4.1 million in the six-month period ended June 30, 2005 as compared to the same period of 2004, mainly due to higher sales of: (i) midstream services by Ps. 2.2 million, and (ii) telecommunication services by Ps. 2.4 million.

Cost of Sales and Administrative and Selling Expenses

Cost of sales and administrative and selling expenses for the six-month period ended June 30, 2005 increased by approximately Ps. 14 million as compared to the same period of 2004. This variation derives mainly from: (i) Ps. 5.2 million of higher NGL production costs due to increases in the prices of raw materials; (ii) Ps. 7.1 million of higher taxes and contributions caused basically by increases in the tax on propane and butane exports rates, which rose from 5% to 20% in May 2004, partially offset by the decrease in payments of this tax due to lower exports in the first semester of 2005; and iii) Ps. 2.7 million due to higher labor costs.

Net financial expense

Net financial expense for the six-month period ended June 30, 2005 increased by Ps. 128.6 million as compared to the same period of 2004.  The breakdown of net financial expense is as follows:

	2005	2004
	(In millions of pesos)
Generated by assets
Interest income	8.1	2.6
Foreign exchange (loss) / gain	(14.8)	14.3
Other financial results, net	(1.2)	(6.9)
Total	(7.9)	10.0

Generated by liabilities
Interest expense	(99.8)	(127.3)
Foreign exchange gain / (loss)	82.8	(32.7)
Amortization of intangible assets	-	(3.3)
Other expenses and financial charges	(6.7)	(6.9)
Total	(23.7)	(170.2)

This positive variation is explained basically for: (i) the revaluation in Argentine Peso in the first semester of 2005, which reflects a Ps. 68 million foreign exchange gain; (ii) the depreciation of the Argentine Peso in the first semester of 2004 reflecting a foreign exchange loss of Ps. 18.3 million and (iii) Ps. 17.7 million due to default interests accrued in the first semester 2004 on the restructured debt at the end of December 2004.

Income tax

In the first semester of 2005, TGS reported a Ps. 4.6 million income tax expense, which decreased in Ps. 7.9 million compared to the same period of 2004, basically due to a higher reversal of the tax loss carryforward allowance of Ps. 34.7 million posted in the 2005 period, partially offset by an increase in the income tax expense amounting to Ps. 27.3 million in the same period.

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3. Liquidity

The Company’s primary sources and uses of cash during the six-month periods ended June 30, 2005 and 2004, are shown in the table below:

	2005	2004	Variation
	(In millions of pesos)
Cash flows provided by operating activities	245.2	286.5	(41.3)
Cash flows used in investing activities	(93.6)	(40.2)	(53.4)
Cash flows (used in) / provided by financing activities	(138.0)	8.0	(146.0)
Net increase in cash and cash equivalents	13.6	254.3	(240.7)

Cash flows from operating activities for the six-month period ended June 30, 2005 amounted to Ps. 245.2 million, which represents a decrease of Ps. 41.3 million as compared to the same period of 2004. These funds were applied as follows: (i) to investing activities Ps. 93.6 million, (ii) to payment of loans Ps. 138 million and, (iii) to increase TGS’ cash position Ps. 13.6 million.

4. Second quarter 2005 vs. Second quarter 2004

The following table presents a summary of the consolidated results of operations for the second quarters ended June 30, 2005 and 2004:

	2005	2004	Variation
	(In millions of pesos)
Net revenues Gas transportation NGL production and commercialization Other services	234.4 113.5 105.4 15.5	234.6 108.4 109.7 16.5	(0.2) 5.1 (4.3) (1.0)
Cost of sales Operating costs Depreciation and amortization	(123.7) (75.4) (48.3)	(113.4) (66.7) (46.7)	(10.3) (8.7) (1.6)
Gross profit	110.7	121.2	(10.5)
Administrative and selling expenses	(16.3)	(16.0)	(0.3)
Operating income	94.4	105.2	(10.8)
Other expenses, net	(6.9)	(1.6)	(5.3)
Equity in earnings of affiliates	0.7	0.7	-
Net financial expense	(28.2)	(148.8)	120.6
Income tax benefit / (expense)	3.8	(8.1)	11.9
Net income / (expense)	63.8	(52.6)	116.4

Total net revenues for the second quarter of 2005 decreased slightly in comparison with the same period in 2004. Gas transportation revenue for the second quarter of 2005 presented a Ps. 5.1 million increase over the same quarter of 2004. This increase was basically due to higher transportation service sales of Ps. 3.1 million. NGL production and commercialization revenues for the second quarter of 2005 showed a Ps. 4.3 million decrease over the second quarter of 2004, reflecting a 16% fall in the volumes sold, partially offset by a rise in the international reference prices. Other services revenues for the second quarter of 2005 decreased by Ps. 1.0 million as a consequence of lower revenues from construction services which amounted to Ps. 1.7 million.

Cost of sales and administrative and selling expenses for the second quarter of 2005 increased by Ps. 10.6 million, from Ps. 129.4 million in 2004 second quarter to Ps. 140.0 million in same period of 2005. This rise is basically attributable to an increase in NGL production costs (generated by increases in the prices of the raw materials) and the labor costs. Both effects were partially offset by a reduction in the construction costs.

Other expenses, net increased by Ps. 5.3 million for the second quarter of 2005, as compared to the same quarter of 2004. This variation is principally due to a Ps. 3.2 million increase in the allowance in the second quarter of 2005 for a turnover tax claim, made by Buenos Aires Province, on NGL sales billed since 2002.

For the second quarter of 2005, TGS reported net financial expense amounting to Ps. 28.2 million compared to a loss of Ps. 148.8 million in the same quarter in 2004. The positive variation of Ps. 120.6 million was principally due to: (i) a devaluation of the local currency against the US dollar in the 2004 quarter that generated an exchange rate loss of Ps. 70.8 million, (ii) the appreciation of Argentine Peso in the second quarter of 2005, resulting in an exchange rate gain of Ps. 21.8 million and, (iii) Ps. 9.1 million of default interests accrued in the second quarter of 2004 over TGS´s debt restructured at the end of December 2004.

For the second quarter 2005, TGS reported a Ps. 3.8 million positive charge in income tax expenses, which is mainly explained by the Ps. 31.6 million partial reversal of a tax loss carry-forward allowance and the income tax expense accrual of Ps. 25.9 million. In the same quarter of 2004, TGS reported a Ps. 8.1 million income tax expense, basically attributable to the increase in the above mentioned tax loss carry-forward allowance of Ps. 8.3 million.

5. CONSOLIDATED BALANCE SHEET SUMMARY

Summary of the consolidated balance sheet information as of June 30, 2005, 2004, 2003, 2002 and 2001:

	(In thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2005	2004	2003	2002	2001 (1)
Current assets	549,920	1,062,868	530,308	364,458	189,496
Non-current assets	4,512,867	4,590,968	4,668,861	6,114,751	4,770,053
Total	5,062,787	5,653,836	5,199,169	6,479,209	4,959,549

Current liabilities	265,469	3,529,408	3,103,921	2,289,216	436,437
Non-current liabilities	2,433,751	17,989	8,746	2,323,039	2,077,932
Sub Total	2,699,220	3,547,397	3,112,667	4,612,255	2,514,369
Shareholders’ equity	2,363,567	2,106,439	2,086,502	1,866,954	2,445,180
Total	5,062,787	5,653,836	5,199,169	6,479,209	4,959,549

(1) Does not include the impact of the application of the deferred income tax.

6. CONSOLIDATED STATEMENTS OF INCOME SUMMARY

Summary of the consolidated statements of income information for the six-month periods ended June 30, 2005, 2004, 2003, 2002 and 2001:

	(In thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2005	2004	2003	2002	2001 (1)
Operating income	194,328	222,083	184,808	253,637	338,327
Other expenses net	(1,989)	(1,340)	(1,255)	(1,932)	(2,598)
Equity in earnings / (losses) of affiliates	870	(229)	3,657	1,863	-
Net financial expense	(31,587)	(160,211)	(9,132)	(799,431)	(96,758)
Net income / (loss) before income tax	161,622	60,303	178,078	(545,863)	238,971
Income tax (expense) / benefit	(4,655)	(12,536)	135,926	31,917	(86,437)
Net income / (loss)	156,967	47,767	314,004	(513,946)	152,534

(1) Does not include the impact of the application of the deferred income tax.

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7. STATISTICAL DATA (PHYSICAL UNITS)

	Second semester ended June 30,					Second quarter ended June 30,
	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001
Gas Transportation
Average firm contracted capacity (thousands of m³/d)	65,405	62,754	61,485	61,545	59,287	65,811	63,716	61,633	61,504	60,379
Average daily deliveries (thousands of m³/d)	63,264	60,518	54,237	48,783	47,344	67,896	65,927	62,741	56,094	51,372

NGL production and commercialization
* Production
Ethane (metric tons “mt”)	160,794	183,281	170,453	166,270	133,400	85,357	86,783	83,795	89,602	55,841
Propane and butane (mt)	206,920	264,485	236,809	250,981	213,671	102,665	119,625	126,970	139,115	107,703
Natural Gasoline (mt)	44,424	54,630	45,513	47,075	40,501	23,013	24,283	25,120	26,900	20,295
* Local market sales (a)
Ethane (mt)	160,794	183,281	170,453	166,270	133,400	85,357	86,783	83,795	89,602	55,841
Propane and butane (mt)	127,028	146,157	128,886	127,154	147,150	80,922	96,245	71,677	82,412	71,571
Natural Gasoline (mt)	1,934	6,128	5,303	7,808	13,684	726	3,425	3,065	4,939	5,272
* Exports (a)
Propane and butane (mt)	73,966	132,094	110,508	118,655	40,341	18,936	41,678	58,075	58,574	18,320
Natural Gasoline (mt)	40,672	48,016	37,980	38,193	28,028	20,050	18,030	23,607	26,324	11,889

(a) Includes natural gas processed on behalf of third parties.

8. COMPARATIVE RATIOS

As of June 30,

	2005	2004	2003	2002	2001
Liquidity (Current assets to current liabilities)	2.07	0.30	0.17	0.16	0.43
Shareholders’ equity to total liabilities	0.88	0.59	0.67	0.40	0.97
Non current assets to total assets	0.89	0.81	0.90	0.94	0.96

9. OTHER INFORMATION

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2005	2004	2003	2002	2001
January	3.37	3.16	1.06	1.78	1.57
February	3.55	3.06	1.29	1.20	1.44
March	3.40	3.08	1.22	1.05	1.52
April	3.04	2.54	1.66	0.82	1.40
May	3.60	2.38	1.63	0.64	1.41
June	3.26	2.37	1.77	0.51	1.38
July	3.65	2.53	1.76	0.61	1.26
August		2.58	1.67	0.95	1.32
September		2.86	1.87	0.94	1.12
October		3.06	1.88	1.10	0.89
November		3.03	2.18	1.27	0.98
December		3.05	2.65	1.10	1.30

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10. OUTLOOK

After having restructured its financial indebtedness, in 2005, TGS is in conditions to focus all its efforts in recovering the profitability of the gas transportation business, to consolidate the NGL production and commercialization segment revenues and develop new opportunities in the non-regulated business.

The top priority, in order to restore the value of the gas transportation business and foster investments, is to agree with the Argentine Government on the required changes to the regulatory framework. This agreement must contemplate tariff adjustment, a method for its subsequent adjustments and other amendments necessary for the stability of the business and its economic feasibility in the long term.

For the non-regulated business, TGS strives to consolidate and enhance the NGL production and commercialization segment. As far as other services are concerned, TGS aims to develop synergies with other business segments and to explore new business opportunities both in the local and regional markets.

TGS also aims to preserve its high operating standards, maintaining the reliability indexes and its commitment to deliver quality to the client and protect the environment, while working on the safety of its employees to obtain the certification in the Work Safety and Health System in 2006.

Buenos Aires, August 3, 2005.

Rafael Fernández Morandé

Chairman of the Board of Directors

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CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	2005						2004
	Shareholders' contributions			Retained Earnings			
	Common stock nominal value	Cumulative inflation adjustment to common stock	Subtotal	Legal reserve	Retained earnings	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	148,517	118,576	2,206,600	2,058,672
Appropriation to legal reserve (1)	-	-	-	5,929	(5,929)	-	-
Net income for the period	-	-	-	-	156,967	156,967	47,767
Balances at the end of the period	794,495	1,145,012	1,939,507	154,446	269,614	2,363,567	2,106,439

The accompanying notes are an integral part of these consolidated interim financial statements.

(1)Resolutions of the Ordinary Shareholders' Meeting held on March 31, 2005.

Rafael Fernández Morandé
President

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TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

1.

ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders “midstream” services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Petrobras Energía S.A. (“Petrobras Energía”) and Enron Corp. (“Enron”) hold approximately 70% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary of Petrobras Energía and 50% by subsidiaries of Enron.

On April 16, 2004, the shareholders of CIESA entered into a Master Settlement and Mutual Release Agreement (the “Settlement Agreement”). The Settlement Agreement provides for, among other things, the transfer, in two stages, of certain shares issued by TGS and by CIESA.  In the first stage, Enron subsidiaries will transfer 40% of the outstanding share capital of CIESA to a trust to be formed or to an alternative entity; and Petrobras Energía and its subsidiaries will transfer their TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. In the second stage, Enron subsidiaries will transfer their remaining outstanding share capital of CIESA to the trust mentioned above or to an alternative entity, subject to the simultaneous transfer of the TGS class “B” common shares held by CIESA (representing approximately 4.3% of the outstanding shares of TGS) to Enron subsidiaries.

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which was the approval from ENARGAS, which authorized the first stage by means of Note No. 4,858 issued in July 2005.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in b. and g. in the present note) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”) and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated interim financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”) which have been consolidated following the methodology established in Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Detailed data reflecting subsidiary direct control as of June 30, 2005 and 2004 and December 31, 2004 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31,	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

For consolidation purposes for the six-month periods ended June 30, 2005 and 2004 unaudited financial statements of Telcosur have been used. For the year ended December 31, 2004, audited financial statements of Telcosur have been used.

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could be significantly different from such estimates.

Estimates and assumptions include the expected impacts on the consolidated financial statements of the Company as of June 30, 2005 caused by the measures adopted by the Argentine Government (relating to the economic crisis that started in December 2001). The projections, which include those related to the fair value of non-current assets at period end, contemplate alternative scenarios based on macroeconomic, financial, market and regulatory assumptions which are considered probable, and are aimed at restoring the financial condition of the Company. Actual results could materially differ from such evaluations and estimates, and such differences might be significant. Furthermore, at the time of issuance of these consolidated interim financial statements it is not possible to foresee the future development of the country’s economy, the results of the License renegotiation process (see Note 7.a), nor their consequences on the Company’s financial condition and the results of its operations. Consequently, any decision taken on the basis of these consolidated interim financial statements must consider the effects of these events and conditions and their future development. Therefore, the Company’s consolidated interim financial statements must be read in the light of these circumstances.

For the six-month periods ended June 30, 2005 and 2004, the consolidated interim financial statements are unaudited and include, in the opinion of the management, all adjustments considered necessary for a fair presentation of the information in the financial statements. Results for six-month periods ended June 30, 2005 and 2004 do not necessarily reflect the portion of the Company’s result for the complete fiscal year.

b)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect as of that date in the income statements for the six-month periods ended June 30, 2005 and 2004 is not material.

c)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest if applicable at the end of each period / year, have been valued at their respective nominal value, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

d)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each  period / year. Detailed information is disclosed in Exhibit G.

e)

Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and in the hands of third parties, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each period / year. The carrying value of inventories does not exceed its recoverable value.

f)

Investments

Bank accounts in local and foreign currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds and government bonds in foreign currency have been valued at their respective fair value.

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50%, such as Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Exhibit C, which have been prepared applying similar criteria to that used by the Company to prepare its consolidated financial statements. As of June 30, 2005 and December 31, 2004, the investment in Link has been adjusted by Ps. 5,767 and Ps. 5,873, respectively, due to the elimination of intercompany profits, as required by Argentine GAAP.

As of March 31, 2005, EGS recorded losses in excess of the book value of the investment recorded by the Company. As shareholders intend to support the operations of EGS, the Company has recorded these losses in these consolidated interim financial statements and disclosed the investment under Other Liabilities.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at period-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

The Company’s management is not aware of any significant transactions or events affecting EGS and TGU financial statements, and there have been no significant transactions between TGS and these companies between March 31, 2005 and June 30, 2005. Meanwhile, Link’s valuation includes the refunding of the total amount of the irrevocable capital contributions made by this company in May 2005 of Ps. 2,053 (see Note 11).

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

g)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement or the interest rate for savings accounts of Banco de la Nación Argentina, in effect at the moment of the acquisition or incurrance of such assets or liabilities.

Loans have been valued based on the best estimate of the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at their nominal value in accordance with Resolution No. 434 of CNV (which is not in accordance with CPCECABA rules) net of a valuation allowance for non-recoverable tax loss carryforwards.

h)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Contract”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

- Depreciation: The Company applied the straight-line method assigning specific useful lives for all assets allocated to transportation service and to the NGL production and commercialization. Assets allocated to natural gas transportation service are regulated by Resolutions No. 1,660 and No. 1,903 issued by ENARGAS which establish maximum useful lives applicable to each component of such assets.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.  Gain or loss on retirement of these assets is recognized in income in the year in which such retirement occurs.

Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial Charges: The financial charges generated by external financing used to fund the construction of long-lived assets is capitalized within “Property, Plant and Equipment, net” until the corresponding asset is ready for its intended use. For the six-month period ended June 30, 2005, the Company has capitalized interest for Ps. 318.

Based on the projections made as discussed in Note 2.a), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

i)

Intangible assets

Intangible assets have been valued at their historical cost, restated to account for the effects of inflation as described in Note 2.b), less accumulated amortization.

The amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 is being amortized over a five-year period, as well as the cost of the acquisition of licenses.

Through December 15, 2004, costs incurred as a consequence of entering into contracts to hedge the Company from fluctuations in interest rates were deferred over the term of the related loans. In addition, up to December 15, 2004, arrangement costs for the issuance of debt associated with Global Programs, as well as debt issuance costs, were deferred over the term of the related debt. As mentioned in Note 6, on December 15, 2004, the Company completed the restructuring process of its financial indebtedness. Consequently, the Company charged to expense (i) unamortized hedging costs, (ii) unamortized Global Program and notes issuance costs, and (iii) other costs incurred in connection with the restructuring process.

j)

Income tax provision

The Company and its subsidiary have calculated their respective income taxes using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identified temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated interim financial statements.

Income tax expense for the six-month periods ended June 30, 2005 and 2004 consists of the following:

	2005	2004
Estimated current income tax expense	(253)	(364)
Deferred income tax expense	(72,328)	(45,380)
Change in valuation allowance	67,926	33,208
Income tax expense	(4,655)	(12,536)

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The components of the net deferred tax asset as of June 30, 2005 and December 31, 2004, are the following:

Non current deferred tax assets and liabilities	06/30/05	12/31/2004
Allowance for doubtful accounts	98	98
Deferred sales	(817)	(849)
Present value other receivables	2,386	775
Government bonds impairment	-	6,496
Deferred earned interests	-	(367)
Property, plant and equipment, net	(83,235)	(84,914)
Intangible assets, net	(749)	(1,498)
Other provisions	17,993	17,765
Provision for contingencies	6,560	7,378
Exchange difference (1)	43,501	58,002
Foreign exchange gain generated by current investments	3,250	-
Accrued interest from loans	8,401	-
Vacation allowance	1,096	-
Tax loss carryforwards	280,978	348,904
Valuation allowance	(177,985)	(245,911)
Net deferred tax asset	101,477	105,879

(1) Corresponds to the loss caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree No. 2,568/02, will be deductible for income tax purposes in five years from 2002 to 2006.

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense for the six-month periods ended June 30, 2005 and 2004 as follows:

	2005	2004
Pre-tax income	161,622	60,303
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(56,568)	(21,106)
Permanent differences at statutory income tax rate
- Inflation adjustment	(18,574)	(18,763)
- Equity in earnings of affiliates	338	(50)
- Change in valuation allowance	67,926	33,208
- Others, not individually significant	2,223	(5,825)
Total net income tax expense	(4,655)	(12,536)

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	991,110	2007
Utilization in 2005	(188,315)
Accumulated tax loss carryforward	802,795

(1)

Remainder after the presentation of the tax return form for fiscal year 2004.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations. Based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at June 30, 2005 and December 31, 2004, the Company recognized a valuation allowance of Ps. 177,985 and Ps. 245,911 against its deferred tax assets respectively.

k)

Asset tax provision

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of management, it is more likely than not that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet.

l)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable and government bonds. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

In addition, TGS has recognized a valuation allowance to adjust the remaining balance of the tax loss carryforward included in the tax return for fiscal year 2002, which based on the income projections, will be utilized before it expires.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcome of these matters and the experience of the Company’s legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Note 9 and Exhibit E.

m)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from the restatement of such account has been disclosed under “Cumulative inflation adjustment to common stock”, line item in the Statement of Changes in Shareholders’ Equity.

n)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

o)

Statement of income accounts

Expenses related to consumption of non-monetary assets have been restated to reflect the effects of the inflation as described in Note 2.b).

p)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the six-month periods ended June 30 2005 and 2004 have been calculated based on 794,495,283 outstanding shares during each period. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, equity in (losses) / earnings of affiliates, net financial expense and income tax (expense) / benefit.

Assets and liabilities allocated to each segment are those used by the Company to develop each business. Assets and liabilities that cannot be allocated to a specific segment have been grouped under "Corporate" and include investments and loans, among others.

There were no revenues among the business segments during the reported periods.

As of and for the six-month period ended June 30, 2005	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	222,982	213,030	29,878	-	465,890
Operating income (loss)	104,922	95,478	8,612	(14,684)	194,328
Depreciation of property, plant and equipment	69,600	14,399	6,779	1,153	91,931
Additions to property, plant and equipment (includes work in progress)	86,280	4,262	1,154	1,261	92,957
Identifiable assets	3,958,207	409,113	183,867	511,600	5,062,787
Identifiable liabilities	47,016	45,236	3,425	2,603,543	2,699,220

For the six-month period ended June 30, 2004
Net revenues	214,444	239,464	25,843	-	479,751
Operating income (loss)	98,661	134,486	4,841	(15,905)	222,083
Depreciation of property, plant and equipment	66,739	14,066	7,133	2,232	90,170
Additions to property, plant and equipment (includes work in progress)	27,572	3,865	3,994	443	35,874

For the year ended December 31, 2004
Identifiable assets	4,004,438	452,309	194,852	493,872	5,145,471
Identifiable liabilities	68,543	43,476	4,838	2,822,014	2,938,871

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The Company renders services of its gas transportation business principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). The principal customers in terms of net revenues from gas transportation for the six-month periods ended June 30, 2005 and  2004 are as follows:

	June 30,
	2005	2004
MetroGas S.A.	85,787	85,537
Camuzzi Gas Pampeana S.A.	39,623	38,632
Gas Natural BAN S.A.	30,432	30,372
Petrobras Energía	12,852	12,631
Camuzzi Gas del Sur S.A.	10,752	8,607
Profertil	5,787	5,796
Repsol-YPF	7,588	5,413

The principal customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petróleo Brasileiro S.A., and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on account of third parties, from which TGS withholds charges for production and commercialization) for the six-month periods ended June 30, 2005 and 2004 are as follows:

	2005	2004
PIFC	127,640	167,347
Polisur	68,912	67,693

4.     SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

		06/30/2005	12/31/2004
a)	Current trade receivables
	Gas transportation
	MetroGAS S.A.	16,563	17,515
	Camuzzi Gas Pampeana S.A.	7,818	7,491
	Gas Natural BAN S.A.	6,863	6,834
	Camuzzi Gas del Sur S.A.	2,430	1,720
	Profertil	1,158	1,176
	Repsol-YPF	1,941	981
	Related companies	5,546	5,255
	Others	8,553	7,906
	Subtotal	50,872	48,878

	NGL production and commercialization
	Polisur	14,743	17,508
	Repsol-YPF	2,083	3,166
	Related companies	7,522	27,128
	Others	8,915	14,602
	Subtotal	33,263	62,404

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

		06/30/2005	12/31/2004
	Other services
	Pan American Energy LLC (Argentine Branch)	6,805	6,629
	Profertil	3,354	3,246
	Consorcio Yacimiento Ramos	1,173	2,264
	Related companies	3,610	6,570
	Others	9,958	8,793
	Subtotal	24,900	27,502

	Allowance for doubtful accounts (Exhibit E)	(920)	(920)
	Total	108,115	137,864

b)	Other current receivables
	Tax credits	10,858	34,696
	Prepaid insurance expense	7,107	3,680
	Other prepaid expenses	299	1,092
	Guarantee deposits (1)	49,889	71,203
	Advanced payments to suppliers	7,726	15,217
	Others	5,264	5,513
	Total	81,143	131,401
	(1) Includes Ps. 43,878 and Ps. 64,558 corresponding to the guarantee deposits described in Note 7.b).

c)	Non current trade receivables
	Other services
	Pan American Energy LLC (Argentine Branch)	5,109	6,838
	Profertil	15,881	17,027
	Total	20,990	23,865

d)	Other non current receivables
	Deferred income tax (Note 2.j)	101,477	105,879
	Asset tax credit (Note 2.k)	70,345	57,746
	Easement expense to be recovered (Note 9.b)	4,233	4,233
	Tax credit certificates	-	9,246
	Others	3,715	4,007
	Total	179,770	181,111

e)	Current accounts payable
	Suppliers	63,116	83,830
	Advanced payments from clients	22,108	17,530
	Related companies (Note 10)	3,849	7,146
	Total	89,073	108,506

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

		06/30/2005	12/31/2004
f)	Taxes payable
	Asset tax, net	7,364	6,539
	Turnover tax	1,445	778
	Value added tax (“VAT”)	-	1,221
	Tax on exports	-	9,434
	Others	2,160	2,396
	Total	10,969	20,368

g)	Other liabilities
	Provisions for contingencies (Exhibit E)	19,562	21,081
	Provisions for Gas del Estado lawsuit (1)	44,070	45,254
	Other provisions	1,528	992
	Total	65,160	67,327
	(1) Net of the cost of Cordillerano Pipeline expansion, which amounted to Ps. 17,214 and Ps 15,212 as of June 30, 2005 and December 31, 2004, respectively (Note 9.a.).

h)	Non current accounts payable
	Advanced payments from clients	18,363	11,112
	Total	18,363	11,112

5.       SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

Cash and cash equivalents at the end of each period are as follows:

	As of June 30,
	2005	2004
Cash and deposits in banks	4,125	4,494
Current investments, net	345,260	922,172
Current investments with original maturity longer than three months	-	(96)
Total	349,385	926,570

Non-cash transactions are as follows:

	As of June 30,
	2005	2004
Supplier financing to acquisition of Properties, plant and equipments	4,255	3,482
Financial Charges	(1,472)	-

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

6.

LOANS

Detailed information of TGS’s debt profile as of June 30, 2005 and December 31, 2004 is as follows:

	06/30/2005	12/31/2004
Current Loans:
Tranche A:
2004 Euro medium – term notes (“EMTN”) Program: Series 1 notes	48,037	75,077
Privately placed notes	7,443	12,416
Inter-American Development Bank (“IDB”) loans	26,202	41,375

1999 EMTN Program: Series 2 notes	(1) 575	(1) 7,129
Interests payable	6,999	9,185
Leases (rates between 7.65% and 9.00%)	3,008	3,206
Total current loans	92,264	148,388

Non current loans:
Tranche A
2004 EMTN Program: Series 1 notes	666,845	748,834
Privately placed notes	103,343	115,268
IDB loans	363,771	408,075

Tranches B-A and B-B
2004 EMTN Program: Series 1 notes	737,043	760,531
Privately placed notes	114,222	117,861
IDB loans	402,064	414,877

Interests payable	24,003	2,053
Leases (rates between 7.65% and 9.00%), due through 2008	4,097	5,301
Total non-current loans	2,415,388	2,572,800
Total loans	2,507,652	2,721,188

(1) Corresponds to notes that did not participate in the exchange.

Debt Restructuring:

In December 2004, TGS concluded the restructuring process of its outstanding indebtedness (“existing debt obligations”). The restructuring, to which 99.76% of the Company’s creditors whose debt was proposed to be restructured consented, consisted of (i) a cash payment in respect of principal, (ii) a cash payment in respect of past due interest and (iii) the exchange of the existing debt obligations for(a) newly issued notes (to holders of existing notes), (b) privately placed notes (to holders of existing bi-lateral loans) and (c) amended and restated loan agreements (the “Amended Loan Agreements”) in the case of the IDB.

The cash payment consisted of (i) the repayment of an amount equal to 11% of principal of the existing debt obligations owed to those creditors who gave their consent to the restructuring and (ii) a payment in respect of accrued and unpaid interest on the existing debt obligations, calculated at the contractual interest rate applicable to the relevant existing debt obligation until December 31, 2003 and at an annual rate of 6.18% from January 1, 2004 to December 15, 2004. Such payment in respect of past due interest was made in settlement of all claims for accrued and unpaid interest, including default interest.

The new notes (notes and privately placed notes) were issued and the Amended Loan Agreements were entered into, in respect of the remaining 89% of the principal amount of the relevant existing debt obligation (collectively, the “new debt obligations”) and can be categorized as three separate “tranches”, with the new debt obligations within each tranche containing identical interest payment terms and amortization terms. The Series A Variable Fixed Rates Notes due December 2010, the Series A-P Variable Fixed Rates Notes due December 2010 and the Tranche A Loans are referred to collectively as the “Tranche A debt obligations”.  The Series B-A Variable Fixed Rates Notes due December 2013, the Series B-A-P Variable Fixed Rates Notes due December 2013 and the Tranche B-A Loans are referred to collectively as the “Tranche B-A debt obligations.”  The Series B-B Variable Fixed Rates Notes due December 2013 and the Series B-B-P Variable Fixed Rates Notes due December 2013 are referred to collectively as the “Tranche B-B debt obligations.”

On December 15, 2004, the Company issued US$470,306,281 in principal amount of Tranche A debt obligations, which represents 52% of the total principal amount of the Company’s new debt obligations. The scheduled maturity date of each of the Tranche A debt obligations is December 15, 2010.  The Tranche A debt obligations accrue interest at a variable fixed rate, ranging from an annual rate of 5.3% for the first year to 7.5% in the sixth year. Principal on the Tranche A debt obligations is amortized over the six-year term of such debt obligations, with amortization payments commencing on March 15, 2005. Interest and principal on the Tranche A debt obligations is payable on a quarterly basis.  The Tranche A debt obligations include a provision that provides for acceleration of the amortization schedule of such debt obligations if the level of the Company’s adjusted cash surplus (as defined in the new debt obligations) for an applicable year or portion of such year exceeds a specified level.

On December 15, 2004, the Company also issued US$409,044,874 in principal amount of Tranche B-A debt obligations, which represents approximately 45% of the principal amount of the Company’s new debt obligations, and US$25,083,940 in principal amount of Tranche B-B debt obligations, which represents approximately 3% of the principal amount of the Company’s new debt obligations.  The scheduled maturity date of each of the Tranche B-A debt obligations and the Tranche B-B debt obligations is December 15, 2013.  The Tranche B-A debt obligations and the Tranche B-B debt obligations accrue interest at a base variable fixed rate ranging from an annual rate of 7% for the first year to 10% in the ninth year.  In addition, commencing December 15, 2006, (i) the Tranche B-A debt obligations may also accrue additional interest at an incremental annual interest rate ranging from 0.75% to 2%, subject to, if applicable, the level of the Company’s consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year and (ii) the Tranche B-B debt obligations will also accrue additional interest at an incremental annual rate starting at 0.60% in such year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the ninth year.  The Tranche B-A debt obligations and the Tranche B-B debt obligations are also amortizing, but amortization payments do not commence until March 15, 2011.  Interest and, commencing March 15, 2011, principal on the Tranche B-A debt obligations and the Tranche B-B debt obligations is payable on a quarterly basis. The Tranche B-A debt obligations and the Tranche B-B debt obligations also include a provision that provides for acceleration of the amortization schedule of such debt obligations if the level of the Company’s adjusted cash surplus for an applicable year or portion of such year exceeds a specified level; however, this provision will not apply to the Tranche B-A debt obligations or the Tranche B-B debt obligations until such time as the Tranche A debt obligations are no longer outstanding.

As referenced in the preceding two paragraphs, the new debt obligations include an accelerated amortization feature, referred to as “early cash surplus amortization,” the implementation and amount of which will depend on the Company’s consolidated debt ratio (relationship between the Company’s consolidated total indebtedness and consolidated adjusted EBITDA (each as defined in the new debt obligations)) for the applicable fiscal period and the amount of the Company’s cash surplus for such applicable fiscal period, as adjusted for certain subsequent payments that the Company makes. The Company is required to determine whether an early amortization amount is payable with respect to each fiscal year, or portion thereof, occurring during the period from and including December 15, 2004 to and including December 15, 2010.  The Company will also be required to determine whether an early amortization amount is payable for any semi-annual period occurring during the period set forth above with respect to which the Company makes a dividend payment to the Company’s shareholders.  The Company may also, in its sole discretion, make an early amortization payment with respect to any fiscal quarter occurring during the period set forth above.  Early amortization amounts will be calculated and, if applicable, paid to holders of the Company’s new debt obligations following the applicable reference period.  The Company expects the payments with respect to a fiscal year period to generally be made on May 1, if any such payment is required to be made.  Any early amortization amounts payable must first be paid in respect of the Tranche A debt obligations, on a pro rata basis, until such debt obligations are no longer outstanding, and next be paid in respect of the Tranche B-A debt obligations and Tranche B-B debt obligations, on a pro rata basis, until such debt obligations are no longer outstanding.

The schedule of future principal amortizations is as follows (subject to early cash surplus amortization):

	In millions of pesos
	2005	2006	2007	2008	2009	2010	2011	2012	2013
Tranche A	21	124	136	260	324	351	-	-	-
Tranches B-A and B-B	-	-	-	-	-	-	512	552	189

The new notes and privately placed notes in a principal amount of US$531,870,232 and US$82,424,863, respectively, were issued pursuant to the Company’s Global Program, which provides for the issuance of notes up to a maximum amount of US$800 million. The creation of the Global Program was approved by the Annual Shareholders’ Meeting held on April 2, 2004 and was authorized by the CNV on October 28, 2004. Public trading of notes, other than the privately placed notes (which will not be registered on any exchange), was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA") as well as the Mercado Abierto Electrónico (“MAE”).

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Covenants:

The Company is subject to several restrictive covenants under its new debt obligations which include, among others, the following:

i)

The Company may not incur new debt, except for the following, among others:

a.

Debt for the financing of working capital, including short-term financing or imports/exports financing, provided that the aggregate outstanding amount of this type of debt does not exceed US$ 25 million.

b.

Debt for the refinancing of the restructured debt.

c.

As from December 15, 2007, the Company may assume additional indebtedness provided that at the moment of incurring such debt the consolidated debt ratio is lower than 3.50 for any incurrence during the twelve-month period starting as from December 15, 2007. This cap decreases throughout the subsequent years to reach a minimum of 3.00 in the year 2013.

d.

Outstanding financial leasing obligations shall not exceed US$ 10 million at any moment.

e.

Debt related to hedging or foreign currency agreements, provided that such agreements are not entered into for speculative purposes and are required to cover or manage the risk the Company is or is expected to be exposed to in the normal course of business.

ii)

The Company may not make capital expenditures, other than the following capital expenditures, among others:

a.

Capital expenditures without restrictions when related to (i) capital expenditures used in emergency unscheduled repairs and maintenance; (ii) capital expenditures to be financed by third parties through advance payments from clients and (iii) capital expenditures to be financed by capital contributions in cash or by the issuance of subordinated debt.

b.

Capital expenditures incurred in connection with maintenance activities, up to a maximum annual amount of US$ 26 million in 2004, increasing up to US$ 58 million in 2010 and subsequent years while the restructured debt remains outstanding. However, if in any fiscal year the total amount of capital expenditures is lower than the specified maximum amounts, the difference may be added to the maximum amount of the subsequent year.

c.

Capital expenditures not included in a. and b., out of an initial amount of US$ 75 million which may be increased when early payments of debt principal are made based on liquidity surplus accomplished at the end of each period or fiscal year.

d.

Any capital expenditures without any restriction from December 15, 2008, if the consolidated debt ratio (as defined in the new debt obligations) is lower than 3.00.

iii)

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) an early cash surplus amortization payment is made and the additional interest payments, if any is required, in respect of  the Tranche B debt obligations is made and, (iii) the consolidated coverage ratio at the closing of each annual or quarterly financial statement is higher than 2.70 in fiscal year 2005 (this minimum increases up to 3.00 for fiscal year 2009 and thereafter). The consolidated coverage ratio is the quotient of the consolidated adjusted EBITDA to the consolidated interest expense (as each of those terms is defined in the new debt obligations for the purpose of calculating the ratio).

The aggregate amount of management fee and dividends paid shall not exceed US$ 15 million for fiscal years 2005 and 2006, US$ 20 million for fiscal year 2007 and US$ 25 million for fiscal year 2008 and subsequent years, for as long as the new debt obligations remain outstanding.

iv)

Restriction of asset sales: TGS shall not carry out any asset sales unless (i) the sale operation involves a non-regulated asset and is carried out as an arms-length transaction, (ii) the price at the transaction date is at least the fair market value of the assets sold and (iii) at least 75% of the payment received by the Company is in cash or a cash equivalent. Additionally, the proceeds obtained from non-regulated asset sales shall be used to repay the new debt obligations of the Company, unless they are reinvested in new assets within a year as from the date of the sale transaction.

-

Derivative financial instruments:

Interest rate caps

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. The Company settled one of the agreements in February 1999 for an amount of US$ 100 million and the other for US$ 100 million in two installments in March and April 1999. In settlement of these agreements, the Company made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements had been recorded as “Intangible assets” and was amortized over the term of the loan agreement as of December 15, 2004, the date at which TGS carried out the exchange of previously existing debt obligations. The net book value at that date was charged to expense.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company's natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory  decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs should be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established at the time of privatization and could be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs could be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms mentioned above in connection with tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Emergency Law. However, since early 2002 and so far up to the date of issuance of these consolidated interim financial statements no progress has been made in the renegotiation of the contracts - nor have tariffs been readjusted- in spite of several attempts by the Executive Branch to grant partial tariff increases. These tariff increases were suspended by Court decisions on legal actions filed by consumer organizations and the Ombudsman, on the grounds that tariff increases were illegal until the contract renegotiation process was completed.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This unit conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in the renegotiation process until December 2003, when the UNIREN and TGS discussed preliminary documents, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussions, (ii) a draft agenda was outlined in order to deal with main issues such as costs, investment programs and financing, rates of return and tariffs, etc. and (iii) a schedule was settled for the renegotiation of the regulatory framework, which set December 28, 2004 as the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which provides for, among other things, a tariff increase of 10% effective as from January 2005, an overall tariff review to become effective beginning 2007 and requires TGS’s abandonment and the abandonment of its shareholders of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, as well a requirement that the Company holds the Argentine government harmless from any claim or lawsuit filed by its shareholders or reimburse the Argentine government for any amount paid by it to its shareholders in connection with any such claim or lawsuit.

As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it choosing instead to seek to reach an overall agreement with UNIREN by the end of 2004 (in line with what had been originally outlined by UNIREN in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

On March 10, 2005, UNIREN called for a public hearing, which was held on April 27, 2005, to discuss its proposal presented in July 2004. During the hearing, UNIREN reaffirmed its offer of a 10% tariff increase and proposal to continue the process of the overall tariff revision, so that the resulting tariff adjustments will come into effect during 2006. Regarding the abandonment of claims against the Argentine government resulting from the Public Emergency Law, UNIREN outlined a first stage that included the postponement of the potential claims by the Company and its shareholders, prior to a renegotiation of the License, to be followed by the abandonment of any such claims by TGS or its shareholders to any claim or lawsuit, and the agreement to hold harmless the Argentine government. TGS informed UNIREN that, regarding the original proposal, it is imperative to negotiate an overall agreement of the License and, since some points of the UNIREN proposal required improvement, the Company expressed its willingness to continue discussing it.

In June 2005, TGS received a new proposal from UNIREN which is in line with the previous one, but now includes, apart from a 10% increase, a new tariff as from August 1, 2006 resulting from an overall tariff revision. It also establishes, as an additional condition, the Company’s abandonment and that of any of its shareholders, from any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. In July 2005, TGS responded to the proposal, and declared that the original 10% increase is insufficient and gave its consent to abandon any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a renegotiation agreement is reached. Moreover, TGS stated that the suspension and the abandonment of any of TGS’ shareholders is beyond the Company’s control and thus, can not guarantee their obtaining. Consequently, TGS considers that the granting of indemnity to the Argentine Government is not feasible in the face of potential claims from its shareholders.

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of a Gas Electronic Market (“MEG”) with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues.

The NGL production and commercialization and other services segment are not regulated by ENARGAS, and as provided in the Transfer Contract, are organized as divisions within the Company and maintain separate accounting information.

The License stipulates, among other restrictions, that the Company may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA’s creditors.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

b)

Expansion of the gas transportation system

In light of the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree N° 180/04 and Resolution N° 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a Trust Fund which would finance gas transportation system expansions.

In June 2004, due to a requirement of the Federal Energy Bureau, TGS submitted a project for the expansion of the San Martín pipeline transportation capacity for approximately 2.9 MMm3/d. This project involves the construction of approximately 509 km of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some compressor units. TGS conducted an Open Bidding to allocate biddings for the 2.9 MMm3/d  capacity and started a bidding process for the purchase of pipeline on account of the Trust Fund.

On November 3, 2004, TGS, the Executive Branch, Petrobras Petróleo Brasileiro S.A. and Nación Fideicomisos S.A., among others, signed an agreement to carry out the expansion. On November 25, 2004, this agreement was ratified through Decree No. 1,658/04 by the Executive Branch. On February 16, 2005, the ENARGAS together with the Federal Energy Bureau awarded civil works contract for the expansion, which will be finished by the end of August 2005.

As of June 30, 2005, TGS recorded under “Other current receivables” US$ 15.4 million for guarantee deposits paid to the pipe supplier,  in order to maintain the price and delivery terms of the Bid offered by the supplier. This amount will be reimbursed to TGS  in the current fiscal year, once the supplier receives the payment from the Trust Fund.

c)

Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

i)

  the net proceeds of a new competitive bidding.

8.

COMMON STOCK AND DIVIDENDS

a)

General

The Company was incorporated on November 24, 1992 with a capital stock of Ps. 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to Ps. 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to Ps. 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994 approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the common stock was increased by Ps. 237,186 to a total of Ps. 794,495 in Argentine pesos of that date.

As of June 30, 2005 the Company’s common stock that has been subscribed, paid in and issued is comprised as follows:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share:

Class “A” common shares	405,192,594
Class “B” common shares	389,302,689
Total common shares	794,495,283

The Argentine Government initially held a 27% shareholding interest in the Company represented solely by class “B” shares. Such class “B” common shares were sold in two stages: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered in the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding interest in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company’s common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic’s authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit.  This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the new debt agreements. (For further information, see Note 6- Covenants).

9.

LEGAL AND REGULATORY MATTERS

a)

In April 1996, GdE filed a legal action against the Company for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on the Company’s pipeline. TGS had denied such claim on the grounds that it owes no money to GdE as it acquired rights over these compressor plants as part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular No. 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered the Company to pay the fair value of such plants based on an expert’s assessment to be performed. The Company has recorded such plants as "Property, plant and equipment, net", valued at Ps.  4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants’ fair value resulting from the expert’s assessment is determined. In October 2001, the Company filed an ordinary and extraordinary appeal before the Supreme Court of Justice (“SCJ”) against such judgment. In August 2003, the SCJ sustained GdE’s claim and ordered TGS to pay the market price of the compressor plants at the date in which they were added to TGS assets (amount to be determined by a court appointed expert) plus interest and litigation expenses. The court-appointed experts assessed the price of the compressor plants at approximately Ps. 13.2 million. In September 2004, the court of original jurisdiction ordered TGS to pay the amount determined by the experts plus VAT, interests and court expenses. As of June 30, 2005, TGS recorded a provision of Ps. 61.3 million, which was estimated considering the amount determined by the judge. Thus, the Company has appealed the decision.

On January 14, 2004, TGS signed an agreement with the UNIREN through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. Therefore, the cost of the works was recorded under “Other Liabilities”, offsetting the provision mentioned in the last paragraph. The Argentine Government owns such assets and granted their right of use to TGS, who will have to operate and maintain such assets until expiration of the License. On July 29, 2004, the Executive Branch, through Decree No. 959/04, ratified the agreement mentioned above.

b)

As of the date of issuance of these consolidated interim financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible, during the five-year period ending on December 31, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfil its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain landowners and paid related amounts. Consequently, the Company filed a claim against GdE to recover the amounts paid.

On October 7, 1996, the Executive Branch, through Decree No. 1,136/96, created a contribution fund, as specified in the License, to assume GdE’s obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed an administrative claim against GdE-ENARGAS requesting reimbursement for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. As of June 30, 2005 the amount of such reimbursement is approximately Ps. 4.2 million. The Company expects to fully recover the amounts paid, based on its rights derived from the License.

c)

The Company is party to a claim brought by the Tax Bureau of the province of Río Negro pursuing the collection of stamp taxes which, according to the tax claim, would be applicable over gas transportation contracts and services offer letters between TGS and its shippers. The amount claimed totals Ps. 438 million (including fines and interest calculated at the date of each claim).

TGS filed administrative appeals before the Tax Bureau of Río Negro. Afterwards, the Company filed a declaratory action before the SCJ, requesting the court to rule on the legitimacy of the Tax Bureau’s claims. The SCJ granted injunctions to prevent the provinces from attempting to collect the aforementioned taxes until a final ruling is issued on the subject. At the date of the issuance of this consolidated interim financial statements, the Tax Bureau of Río Negro has rejected the appeals by TGS. The Company is now awaiting a final ruling from the SCJ.

The Company’s management does not believe that the transportation contracts and offers are subject to the provincial stamp taxes mentioned above. Management believes that if the contracts were subject to these taxes, this circumstance should be considered as a change in the interpretation of the tax law, and its impact should be reflected in a tariff adjustment according to relevant regulations which permit such processes. ENARGAS has stated that the claims for stamp tax lack merit and are therefore unlawful.

Similar claims were filed by the Tax Bureaus of the provinces of Santa Cruz, Chubut, La Pampa and Neuquén. Additionally, there is also a stamp tax claim from the Tax Bureau of Neuquén related to the Share Transfer Contract subscribed in the privatization of GdE and the Technical Assistance Agreement.

In April 2004, the SCJ declared inadmissible the province of Santa Cruz’s tax claims. This decision by the SCJ sets a material judicial precedent for the resolution of the remaining claims.

On June 7, 2004, the Provincial Executive Branch of Neuquén issued Decrees No. 1,133/04 and 1,134/04 which upheld the appeals filed by us in connection with the contracts transferred by GdE and the Technical Assistance Agreement, making void the provincial Tax Bureau’s claims in those cases. Both Decrees were presented in the legal files of the proceedings and a final decision by the SCJ is still pending.

In July 2004, the Tax Bureau of the Province of Chubut abandoned its administrative motions through Resolution No. 198/04, in view of the SCJ pronouncement. This resolution was ratified on August 20, 2004, through Resolution No.143/04 of the Ministry of Economy and Credit of the province of Chubut, which granted the appeals filed by TGS.

Additionally, in May 2005, the tax Bureau of the province of La Pampa abandoned its administrative motion through Resolution No. 1,065/05 in view -among others- the SCJ pronouncement.

d)

In the framework of the Tax Agreement subscribed by the National Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales benefited from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through overruling Resolution N° 4,560/3, denied the exemption and requested the payment of the tax related to revenues accrued as from the year 2002. In October 2003, TGS filed an administrative appeal before the Tax Court of the Province of Buenos Aires, the resolution is still pending as of the date of the issuance of these consolidated interim financial statements. In November 2004, TGS was served notice of the starting of a process of liability assessment. As of June 30, 2005, TGS recorded a provision of Ps. 16.2 million in connection with this issue.

e)

In June 2004, the ENARGAS fined TGS for Ps. 1.9 million (including interest) in connection with the delayed payment of the Easement Contribution Fund. Although a provision was recorded for the amount, TGS filed an appeal against this penalty.

f)

On October 21, 2002, the Administración Federal de Ingresos Públicos (the Argentine Internal Revenue Service or “AFIP”) formalized a claim against TGS through a liability assessment of Ps. 5.6 million (including interest) related to the omission of contributions to the Registro Nacional de Seguridad Social (the Argentine Social Security Bureau) in connection with personnel that the AFIP considered fully employed by TGS. In order to be able to file an appeal before the AFIP, the Company had to deposit the amount claimed (recorded under Other current receivables), which would be reimbursed to TGS. In December 2004, the Cámara Federal de Seguridad Social (Social Security Federal Chamber) ruled in favor of TGS, instructing the AFIP to reimburse the deposited amount to TGS. Considering the fact that AFIP did not appeal the sentence mentioned above, as of March 31, 2005, TGS booked the reversal of the allowance in “Other expenses, net”.

g)

In February 2005, the CNV determined that the tax exemption  (provided by Law No. 23,576) for the notes issued in 2004 and exchanged for the US$ 200 million privately placed notes issued in April, 2000, as the article 56 of the Chapter VI of the CNV Rules (tax exemptions of the Negotiable Obligations issued by financial restructuration processes) and the Resolution No. 470 (which modifies the mentioned article) are not applicable. If that is the case, TGS might be responsible for the payment of the income tax withholding, which rate could range between 18% and 54% (depending on the residency country of the holders) applicable to each interest payment. On February 18, 2005, TGS filed an appeal before the CNV, alleging sufficient grounds to support the tax exemption in respect of the aforementioned New Notes. The CNV responded against the Company’s appeal and, on July 8, 2005, TGS continued the administrative claim, filed an appeal before the Ministry of Economy, which has not issued a determination as of the date of the issuance of these consolidated interim financial statements.

h)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, the Company believes there are meritorious defenses, which will be asserted vigorously to challenge all claims. If the potential loss from the claim at proceeding is considered probable and the amount can be reasonably estimated, liability is recorded. Management believes that possible liabilities from these claims in excess of amounts already accrued will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In late 1992, TGS entered into the Technical Assistance Agreement with Enron Pipeline Company Argentina S.A. (“EPCA”), in compliance with the provisions of the Bid Package and the Transfer Contract. The term of the Technical Assistance Agreement is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in Note 1 includes a term which provides for the assignment of the Technical Assistance Agreement in favor of Petrobras Energía. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras is in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount.

As of June 30, 2005 and December 31, 2004, the outstanding balance corresponding to senior management compensations amounted to Ps. 54 and Ps. 108 respectively. On the other hand, the accrued amounts for such compensations, as of June 30, 2005 and 2004, were Ps. 144 and Ps. 94, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of June 30, 2005 and December 31, 2004 is as follows:

	June 30, 2005		December 31, 2004
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
EPCA	-	-	20	-
CIESA	37	-	37	-
Petrobras Energía	5,230	2,427	5,223	5,967
Main affiliates-significant influence:
Link	174	-	173	-
TGU	101	-	52	-
EGS	202	4	3,449	1,181
Other related companies:
PIFC	7,517	-	27,073	-
Área Santa Cruz II U.T.E.	141	-	134	-
Quintana y Otros U.T.E.	946	-	946	-
Refinor S.A.	581	-	595	-
WEB S.A.	1,522	-	915	-
Petrolera Santa Fe S.A.	80	1,418	80	-
Total	16,531	3,849	38,697	7,148

The detail of significant transactions with related parties for the six-month periods ended June 30, 2005 and 2004 is as follows:

Six-month period ended June 30, 2005

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	-	42
CIESA	-	-	-	-	-	-	68
Petrobras Energía	12,852	10,083	6,618	3,191	168	14,449	-
Main affiliates-significant influence:
Link	-	-	430	-	-	-	-
TGU	-	-	254	-	-	-	-
EGS	-	-	323	-	-	-	-
Other related companies:
PIFC	-	127,640	-	-	-	-	-
Petrolera Santa Fé S.A.	-	-	-	2,159
Refinor S.A.	-	-	1,026	-	-	-	-
Quintana y Otros U.T.E.	1,553	-	-	-	-	-	-
WEB S.A.	1,494	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	687	-	-	-	-
Total	15,899	137,723	9,338	5,350	168	14,449	110

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Six-month period ended June 30, 2004

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	2,206	16,408	42
CIESA	-	-	-	-	-	-	61
Petrobras Energía	12,631	12,441	8,186	4,079	-	-	-
Main affiliates-significant influence:
Link	-	-	418	-	-	-	-
TGU	-	-	698	-	-	-	-
EGS	-	-	2,823	-	-	-	-
Other related companies:
PIFC	-	167,347	-	-	-	-	-
Petrolera Santa Fe S.A.	118	-	-	699	-	-	-
Refinor S.A.	-	-	1,110	-	-	-	-
Quintana y Otros U.T.E.	1,554	-	-	-	-	-	-
WEB S.A.	1,241	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	637	-	-	-	-
Total	15,544	179,788	13,872	4,778	2,206	16,408	103

11. SUBSIDIARY AND AFFILIATES

Telcosur:

In September 1998, TGS’s Board of Directors approved the creation of Telcosur, whose purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in such company is 99.98% and the remaining 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the incorporation of this company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution No. 3,468, granted a license to Telcosur to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, Telcosur obtained from the National Communication Commission the rights for most of the frequencies necessary for its operations. On July 1, 2000, Telcosur began operations.

The Ordinary Shareholders’ Meeting of Telcosur held on May 23, 2005 decided the capitalization of the par value and the inflation adjustment of the irrevocable capital contributions and the cumulative inflation adjustment to common stock, thus the Common Stock increased by Ps. 4,410.

Link:

Link was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS’s gas transportation system with Cruz del Sur S.A. pipeline. The connection pipeline will be extended from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS's pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

The Shareholders’ Meeting held on April 29, 2005 decided to refund the total amount of the irrevocable capital contributions outstanding at that time which was carried out in May 2005. Additionally, this meeting determined the capitalization of the unappropriated retained earnings of Ps. 1,000 and the balance of “Cumulative inflation adjustment to common stock” account for Ps. 14, in proportion to the current shareholding; therefore the Common Stock currently amounts to Ps. 1,026.

TGU:

On October 3, 2003, the corporate name of the subsidiary company was changed from Isonil to Transportes y Servicios de Gas en Uruguay S.A., which was registered with the Uruguayan National Board of Trade.

In September 2002, TGS invested Ps. 5 in the acquisition of a 49% equity interest in TGU, a company incorporated in Uruguay. The company’s corporate purpose is the rendering of services of operation, inspection, and assistance in case of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. pipeline in the Uruguayan pipeline tranche.

EGS:

In September 2003, EGS, a company registered in Argentina whose common stock amounts to Ps. 12, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).  The main business of EGS is the construction, ownership and operation of the pipeline, which will connect TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2005 decided to increase the common stock to Ps. 237, by means of the issuance of 225,000 ordinary shares of par value Ps. 1, which will be subscribed in proportion to the current shareholding.

                                                                                                                  Rafael Fernández Morandé

                                                                                                                               President

EXHIBIT D

CURRENT INVESTMENTS

	06/30/05	12/31/2004
Government bonds in local currency	-	96
Government bonds in foreign currency	6,924	-
Mutual funds in local currency	20,021	8,010
Bank account in foreign currency	2,518	882
Bank account in local currency	8,000	8,550
Mutual funds in foreign currency	307,797	308,239
Total current investments	345,260	325,777

Rafael Fernández Morandé
President

**EXHIBIT G**

FOREIGN CURRENCY ASSETS AND LIABILITIES

| | 06/30/05 | | | | | 12/31/04 | | |
|---|---|---|---|---|---|---|---|---|
| | Foreign currency and amount (in thousands) | | Exchange rate | | Amount in local currency | Foreign currency and amount (in thousands) | | Amount in local currency |
| CURRENT ASSETS | | | | | | | | |
| Cash and deposits in banks | US$ | 489 | 2.847 | (1) | 1,392 | US$ | 2,578 | 7,577 |
| Investments, net | US$ | 111,429 | 2.847 | (1) | 317,239 | US$ | 105,179 | 309,121 |
| Trade receivables, net | US$ | 11,548 | 2.847 | (1) | 32,877 | US$ | 22,328 | 65,622 |
| Other receivables | US$ | 20,706 | 2.847 | (1) | 58,950 | US$ | 28,930 | 85,025 |
| | | | | | 410,458 | | | 467,345 |
| NON CURRENT ASSETS | | | | | | | | |
| Trade receivables | US$ | 7,373 | 2.847 | (1) | 20,990 | US$ | 8,120 | 23,865 |
| Other receivables | - | - | - | | - | US$ | 3,252 | 9,558 |
| Property, plant and equipment, net | US$ | 3,005 | 2.847 | (1) | 8,555 | US$ | 1,333 | 3,918 |
| | XEU | 64 | 3.4397 | (1) | 220 | - | - | - |
| | | | | | 29,765 | | | 37,341 |
| | | | | | 440,223 | | | 504,686 |
| CURRENT LIABILITIES | | | | | | | | |
| Accounts payable | US$ | 5,110 | 2.887 | (2) | 14,753 | US$ | 6,293 | 18,747 |
| Loans | US$ | 31,895 | 2.887 | (2) | 92,081 | US$ | 49,707 | 148,077 |
| Other liabilities | US$ | 222 | 2.887 | (2) | 641 | US$ | 222 | 661 |
| | | | | | 107,475 | | | 167,485 |
| NON CURRENT LIABILITIES | | | | | | | | |
| Accounts payable | US$ | 6,361 | 2.887 | (2) | 18,363 | US$ | 3,730 | 11,112 |
| Loans | US$ | 836,643 | 2.887 | (2) | 2,415,388 | US$ | 863,645 | 2,572,800 |
| | | | | | 2,433,751 | | | 2,583,912 |
| | | | | | 2,541,226 | | | 2,751,397 |

(1) Buying exchange rate as of June 30, 2005.

(2) Selling exchange rate as of June 30, 2005.

US$: United States of America dollars
XEU: Euros

Rafael Fernández Morandé
President

**EXHIBIT I**

CONSOLIDATED INTERIM BALANCE SHEET AS OF JUNE 30, 2005

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

(Stated in thousands of Argentine constant pesos as described in Note 2.b.)

| | Investments (1) | Receivables (2) | Debt (3) | Other liabilities (4) |
|---|---|---|---|---|
| Without specified maturity | - | 182,290 | - | 59,344 |
| With specified maturity | | | | |
| * Past due | | | | |
| Until 06-30-04 | - | 1,102 | 708 | - |
| From 07-01-04 to 09-30-04 | - | 95 | - | - |
| From 10-01-04 to 12-31-04 | - | 192 | - | - |
| From 01-01-05 to 03-31-05 | - | 2,379 | - | - |
| From 04-01-05 to 06-30-05 | - | 7,858 | - | - |
| **Total past due** | - | 11,626 | 708 | - |
| * Non-due: | | | | |
| From 07-01-05 to 09-30-05 | 345,260 | 161,643 | 7,848 | 83,148 |
| From 10-01-05 to 12-31-05 | - | 5,822 | 21,299 | 6,726 |
| From 01-01-06 to 03-31-06 | - | 3,948 | 31,859 | 3,443 |
| From 01-04-06 to 06-30-06 | - | 4,036 | 30,550 | 982 |
| During 2006 (rest of the year) | - | 4,823 | 72,864 | 1,860 |
| During 2007 | - | 4,987 | 138,094 | 3,965 |
| During 2008 | - | 2,393 | 258,600 | 4,315 |
| During 2009 | - | 2,146 | 339,406 | 4,701 |
| During 2010 | - | 1,925 | 353,092 | 3,522 |
| From 2011 onwards | - | 5,299 | 1,253,332 | - |
| **Total non-due** | 345,260 | 197,022 | 2,506,944 | 112,662 |
| **Total with specific maturity** | 345,260 | 208,648 | 2,507,652 | 112,662 |
| **Total** | 345,260 | 390,938 | 2,507,652 | 172,006 |

(1) Includes mutual funds and bank accounts. Such investments bear floating interest rates.

(2) Includes trade receivables and other receivables, without the allowance for doubtful accounts. These credits do not bear interests, except for Ps. 19,024 which bear interests at 5.52% semiannually rate and Ps. 43,878 which bear interests at 7% annualy rate. From the total credits without specific maturity, Ps. 3,103 correspond to current assets and Ps. 179,187 to non current assets.

(3) Past due financial loans corresponds to existing debt obligations that were not exchanged for new debt obligations as it is mentioned in Note 6.

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. Other liabilities without specified maturity correspond to current liabilities.

Rafael Fernández Morandé
President

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

1.

We have reviewed the accompanying consolidated interim balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of June 30, 2005 and the related consolidated interim statements of income, of changes in shareholders’ equity and of cash flows for each of the six-month periods ended June 30, 2005 and 2004. The preparation and issuance of these interim financial statements are the responsibility of the Company’s management.

2.

We conducted our review in accordance with standards established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.

As indicated in Notes 2.b and 2.g, the Company has discontinued the restatement of financial statements into constant currency as from March 1, 2003 and has recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the Comisión Nacional de Valores (“CNV”). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003 and to recognize deferred taxes on a discounted basis, the application of the CNV resolutions represents a departure from generally accepted accounted principles in Argentina.  Nevertheless as of June 30, 2005 the impact of the abovementioned departures is not material to the financial statements.

4.

The changes in Argentine economic conditions and the amendments to the License under which the Company operates made by the National Government mentioned in Note 7., mainly the suspension of the original tariff adjustment regime, affect the Company’s economic and financial equation, generating uncertainty as to the future development of the regulated business. Besides, Management is in the process of renegotiating certain terms of the License with the National Government, and has prepared the projections to determine the recoverable value of its non-current assets based on forecasts of the outcome of such process.  We are not in a position to anticipate whether the assumptions used by management to prepare the projections will take place in the future and consequently whether the recoverable value of certain non-current assets will exceed their respective net carrying values.

5.

Based on our review and the examination of the consolidated financial statements of the Company for the years ended December 31, 2004 and 2003, on which we issued our report dated February 3, 2005, containing exceptions due to the circumstances mentioned in paragraphs 3 and 4, we report that:

a)

the consolidated interim financial statements of Transportadora de Gas del Sur S.A. as of June 30, 2005 and 2004 as mentioned in paragraph 1, are prepared in accordance with auditing standards generally accepted in the Autonomous City of Buenos Aires, considering all significant facts and circumstances that we are aware of, and that in such matter we do not have other observations, apart from that mentioned in paragraph 4;

b)

the information included for comparative purposes as of December 31, 2004, derives from the audited Consolidated Financial Statements of Transportadora de Gas del Sur S.A. at such date.

1.

The accompanying consolidated interim financial statements are presented on the basis of accounting principles generally accepted in Argentina which differ from accounting principles generally accepted in other countries, including the United States of America.

Autonomous City of Buenos Aires,

August 3, 2005

PRICE WATERHOUSE & CO. S.R.L. by (Partner)

                 Ruben O. Vega

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Cristian Dougall
	Name:	Cristian Dougall
	Title:	Senior Legal Counsel

Footnotes

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